SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02116

DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com August 11, 2021

FIRM/AFFILIATE
OFFICES

-----------

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR David Orlic Senior Counsel Disclosure Review Office Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	The Gabelli Global Utility & Income Trust

(File Nos.: 333-256447; 811-21529)

Dear Mr. Orlic:

Thank you for your oral comments provided on June 30, 2021 regarding your review of the registration statement on Form N-2 filed on May 24, 2021 (the “Registration Statement”) by The Gabelli Global Utility & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

David Orlic

August 11, 2021

***

General

1.	Please consistently state whether the management fee is based on total assets or net assets plus assets attributable to outstanding senior securities.

The Fund made the requested change.

2.	Please represent that the Fund will file a Schedule TO in relation to the put rights for the Series B Preferred Shares referenced in the Registration Statement.

The Fund acknowledges the Staff’s comment. The Fund notes that the referenced put rights contained in the Statement of Preferences for the Series B Preferred Shares are each for a date-certain and for a defined price. The Fund represents that it will provide holders of Series B Preferred Shares with a minimum 60-day period in which they may tender Series B Preferred Shares for redemption in satisfaction of the referenced put rights. Under the circumstances described above, the Fund believes the exercise of the referenced put rights is analogous to other transactions where investors do not have time pressure to make a decision, such as changes in conversion terms in certain warrant transactions, which the Fund believes issuers and the Staff have not viewed as necessitating compliance with the SEC’s tender offer rules. The Fund therefore believes, under the circumstances described above, that compliance with the SEC’s tender offer rules in respect of the referenced put rights is not necessary.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon